Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR

September 26, 2013

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Daniel Greenspan
Ms. Christina De Rosa

RE:	Luna Innovations Incorporated Form 10-K for the Year Ended December 31, 2012 Filed March 29, 2013 File No. 000-52008

Ladies and Gentlemen:

On behalf of Luna Innovations Incorporated (the “Company”), we are responding to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2013 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Comment”). Set forth below is the Company’s response to the Comment, showing the additional disclosure from the Company’s previous response to the Staff’s Comment dated September 6, 2013 in bold underline. Page references in the text of this response letter correspond to the page numbers of the subject Form 10-K.

Item 1. Business, page 1

Intellectual Property, pages 6-7

1.	We note your response to our prior Comment 1. Please provide more proposed disclosure regarding the description of your “Siemens Patent” and “NASA Patents” to identify which jurisdictions, other than the United States, have issued “related foreign patents.”

Response to Comment 1:

In response to the Staff’s comment, the Company proposes to revise the discussion of its intellectual property in its Annual Report on Form 10-K for the year ending December 31, 2013 (the “2013 Form 10-K”) in the following format:

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 26, 2013

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Intellectual Property

We seek patent protection on inventions that we consider important to the development of our business. We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We control access to our proprietary technology and enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties.

Our success depends in part on our ability to develop patentable products and obtain, maintain and enforce patent and trade secret protection for our products, as well as to successfully defend these patents against third-party challenges both in the United States and in other countries. We will only be able to protect our technologies from unauthorized use by third parties to the extent that we own or have licensed valid and enforceable patents or trade secrets that cover our technologies. Furthermore, the degree of future protection of our proprietary rights is uncertain because we may not be able to obtain patent protection on some or all of our technology and because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

As of December 31, 2013, we owned or licensed approximately 82 U.S. and international patents and approximately 93 U.S. and international patent applications, and we intend to file, or request that our licensors file, additional patent applications for patents covering our products. Our issued patents generally have terms that are scheduled to expire between 2015 and 2031. However, patents may not be issued for any pending or future pending patent applications owned by or licensed to us. Claims allowed under any issued patent or future issued patent owned or licensed by us may not be valid or sufficiently broad to protect our technologies. Any issued patents owned by or licensed to us now or in the future may be challenged, invalidated or circumvented, and, in addition, the rights under such patents may not provide us with competitive advantages. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture or increase their market share with respect to related technologies.

A discussion of our material patents and patent applications is set forth below:

Siemens Patent

We have licensed a U.S. patent and related ~~foreign~~ patents in Canada, Switzerland, Germany, Great Britain, Italy, Netherlands and France from Siemens AG concerning methods of preparing fullerene derivatives for use. We use these methods in our nanotechnology area to attach certain materials to carbon fullerenes. The U.S. patent expires in January 2016. The Canadian patent expires in 2015 and the European patents expire in 2014.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 26, 2013

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NASA Patents

We have licensed, on a non-exclusive basis, four U.S. patents and related ~~foreign~~ patents in Japan, Canada, Germany, France, Great Britain and Belgium from the National Aeronautics and Space Administration, an agency of the U.S. government (“NASA”), which patents concern the measurement of strain in optical fiber using Bragg gratings and Rayleigh scatter and the measurement of the properties of fiber-optic communications devices. These patents expire between February 2017 and September 2020.

VTIP Patents

We have licensed, on an exclusive basis, two U.S. patents from Virginia Tech Intellectual Properties, Inc. (“VTIP”) to commercialize Trimetasphere® nanomaterials for all fields of human endeavor. These patents expire in December 2019 and December 2022.

Coherent Patents

We have licensed, on a non-exclusive basis, several U.S. patents and other intellectual property rights owned or controlled by Coherent, Inc., related to the manufacturing, using, importing, selling and offering for sale of Coherent’s “Iolon” brand of swept tunable lasers, which we market under our “Phoenix” brand of lasers. These U.S. patents expire between 2020 and 2025.

Shape Sensing Patents

We own several patents and patent applications that support our key strategic objective of becoming the leading supplier of fiber optic shape sensing technology for robotic and minimally invasive surgical systems. Two U.S. patents cover the use of optical frequency domain reflectometry, or OFDR, and multiple, closely spaced Bragg gratings for shape sensing, and the use of the inherent scatter as a strain sensor for shape sensing. These two patents expire in July 2025. We also have a patent application that covers certain refinements to the measurements covered in the first two patents, which are necessary in order to achieve the necessary accuracies for medical and other applications. We have filed this patent application in the United States, the European Patent Office, China, India, Russia, Brazil, Japan and Indonesia. These patents and patent applications could also support other medical applications or nonmedical applications of our fiber optic shape sensing technology.

*    *    *    *    *

As noted in the Company’s response letter dated September 6, 2013, the Company has requested to include its proposed revised disclosures in response to the Staff’s comments in its Annual Report on Form 10-K for the year ending December 31, 2013. In reaching the conclusion that the proposed revised disclosures do not necessitate the filing of an amendment to its Annual Report on Form 10-K for the year ended December 31, 2012, the Company respectfully submits that an amendment would not be necessary for the protection of investors, inasmuch as the incremental disclosures are not material to an investor’s decision to purchase or sell the Company’s common stock, and most of the proposed disclosures concerning the license and collaboration agreements has already been previously publicly disclosed in other Company filings.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

September 26, 2013

Page Four

Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filing or this response letter to either the undersigned at (703) 456-8034 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:

Talfourd H. Kemper, Jr., Esq., General Counsel, Luna Innovations Incorporated

My E. Chung, President and Chief Executive Officer, Luna Innovations Incorporated

Dale E. Messick, Chief Financial Officer, Luna Innovations Incorporated

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM